BASS, BERRY & SIMS PLC
Attorneys at Law

A PROFESSIONAL LIMITED LIABILITY COMPANY
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238
(615) 742-6200
May 26, 2006
VIA EDGAR AND FEDERAL EXPRESS
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010

Re:	IASIS Healthcare LLC
Form 10-K for Fiscal Year Ended September 30, 2005
Filed December 23, 2005
Form 10-Q for the Quarter Ended December 31, 2005
File No. 333-117362
Dear Mr. Rosenberg:
     On behalf of our client, IASIS Healthcare LLC, a Delaware limited liability company (the “Company”), we are writing in response to the comments contained in your letter dated May 2, 2006 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (the “2005 10-K”). The numbering of the paragraphs below corresponds to the numbering of the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the 2005 10-K.
Form 10-K for the year ended September 30, 2005
Management’s Discussion and Analysis, page 36
Critical Accounting Policies and Estimates, page 42
Allowance for Contractual Discounts and Settlement Estimates, page 43
1.	Refer to your response to our comment 1.c. Please provide us, in disclosure-type format the amount of the contractual discount in total which would include the system generated contractual discounts as well as the non-system generated contractual discounts. Clarify in the disclosure the effect that could result from using other reasonably likely

Mr. Jim B. Rosenberg
May 26, 2006

assumptions than what you used to arrive at the accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.
     The Company notes that contractual discounts which are system-generated are based on contract terms or pre-defined rates and thus are not subject to any manual estimation process. As such, only non-system generated (manual contractual) discounts would be subject to any type of sensitivity analysis (e.g., in our disclosure below regarding the hypothetical 1% change in net receivables). System-generated discounts are recorded at the time of billing and those patient accounts receivable balances are recorded at the net receivable amount, thus no allowance for contractual discounts is necessary or recorded on the Company’s balance sheet for these accounts. Patient accounts receivable balances which involve manual contractual allowance estimates are recorded at the gross charges amount along with a corresponding estimated allowance for contractual discounts to arrive at the net receivable balance due on that account.
     Additionally, please note that the table included in comment 2 as part of our response letter of April 10, 2006, discloses total revenue deductions (contractual discounts), for each period presented, inclusive of both system generated and non-system generated (or estimated manual) contractual discounts. All patient charges are recorded on the Company’s general ledger at the time of billing at gross (i.e. 100% of charges). Simultaneously, most of these charges have related system-generated contractual discounts recorded to the general ledger. Contractual discounts for the remaining charges are recorded at the end of each period as part of the manual estimation process.
     The Company provides the following disclosure on a supplemental basis to the disclosures made regarding the allowance for contractual discounts and settlement estimates on p. 43 of the 2005 10-K. The following disclosure has been copied from our original response of April 10, 2006. Changes have been made to provide additional clarity and are marked:
     Contractual^ discounts for most of our patient revenue are determined by an automated process that establishes the^ discount on a patient by patient basis. The payment terms or fee schedules for most managed care plans are entered into our patient accounting systems. Automated^ (system-generated) contractual discounts are recorded at the time a patient account is billed based upon the system-loaded payment terms. In certain instances for payors that are not significant or who have not entered into a contract with us, we make manual estimates in determining contractual allowances based on historical collection rates. At the end of each month, we estimate contractual allowances for all unbilled accounts based on payor-specific six-month average contractual discount rates.
     For governmental payors such as Medicare and Medicaid, we^ determine contractual discounts or allowances based upon the program’s reimbursement (payment) methodology (i.e., either prospectively determined or retrospectively determined based on costs as defined by the government payor).^ These contractual discounts are determined by an automated process in a manner similar to the process used for managed care revenue.^

Mr. Jim B. Rosenberg
May 26, 2006

Under prospective payment programs we record contractual discounts based upon predetermined reimbursement rates. For retrospective cost-based revenues, which are less prevalent, we estimate contractual allowances based upon historical and current factors which are adjusted as necessary in future periods when settlements of filed cost reports are received. Management continually reviews the contractual estimation process to consider and incorporate updates to laws and regulations and the frequent changes in managed care contractual terms that result from contract renegotiations and renewals. All contractual adjustments, regardless of type of payor or method of calculation, are reviewed and compared to actual payment experience on an individual patient account basis.
     The allowance for^ contractual discounts included in accounts receivable, net at September 30, 2005 and 2004 equaled $73.5 million and $72.2 million, respectively, and represents the difference between^ gross charges^ and the expected reimbursement for patient accounts receivable^ which involve manual estimates. A hypothetical 1% change in net receivables that are subject to manually estimated contractual discounts at September 30, 2005 would result in an impact on pre-tax earnings of approximately $2.0 million. This is only one example of reasonably possible sensitivity scenarios.
2.	Refer to your response to our comment 1.e. You indicate in your response that you are not able to determine the change in estimate related to contractual adjustments. Please explain to us how you are able to determine, and how your auditors are able to agree, for any period end, that the financial statements were materially correct, that no errors were made and that you are able to reasonably estimate the deductions from gross revenues identified as critical accounting estimates if you are not able to determine the change in estimate related to contractual adjustments. We continue to believe you should quantify changes in estimates that are deemed critical. If you deem these amounts to be immaterial, explain how you came to that conclusion.
     The Company has made significant investments in its patient accounting information systems and internal controls, which we believe significantly reduces the likelihood of a material error occurring in the estimation of contractual discounts. As we noted in our letter dated April 10, 2006, contractual discounts for most of our patient revenue are determined by an automated (system-generated) process which records the discount directly to each patient account at the time of billing based upon pre-defined billing terms or contract terms as loaded into the contract management system. System generated contractuals were applied to eighty-eight percent of the patient charges (requiring contractual discounts) in accounts receivable at September 30, 2005. These automated discounts are based upon pre-defined fee schedules, formulas or other payment terms included in each managed care contract or as otherwise published by the agencies administering the Medicare and Medicaid programs.
     All contractual adjustments or discounts, regardless of the type of payor or method of calculation, are continually reviewed and compared to actual payment experience on a patient-by-patient basis by the business office personnel in each hospital. On a daily basis, these personnel follow-up on discrepancies between expected and actual payments and, as necessary,

Mr. Jim B. Rosenberg
May 26, 2006

make appropriate corrections to the patient accounts to reflect actual payments received. If a discrepancy between the discount rates loaded into the contract management system and the actual discount based on payments received is determined to exist, the system is updated accordingly in order to properly discount future charges.
     In addition, the Company relies on other analytical tools to ensure its contractual discounts (both manually estimated and system generated) are free of material misstatements. These include monthly monitoring of collection experience by payor, along with a review of total patient collections as a percentage of net patient revenue (adjusted for bad debts) on a trailing twelve-month basis. Also, patient accounts are continually reviewed to ensure all patient accounts reflect either a system-generated or manual contractual discount.
     Given that most of our contractual discounts are pre-defined or contractually based, and given our continual monitoring process and our use of analytical tools as discussed above, we believe that aggregate differences between amounts recorded for initial contractual discounts and final contractual discounts are not significant. Further, we believe that our estimation process in the area of contractual discounts and allowances is reasonable and is consistent with other companies in our industry.
     Finally, we believe that having a wide variety and large number of managed care contracts that are subject to review and administration on a hospital by hospital basis minimizes the impact on the Company’s net revenue of any imprecision in recorded contractual discounts caused by the system-loaded payment terms of a particular payor. Through what is generally a decentralized approach to managed care contracting, the Company has 340 managed care contracts with payment terms that vary by market and hospital.
3.	Please confirm that you will include the disclosures provided in your response letter to comment 1 in your next periodic report.
     The Company will provide the requested disclosure in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and in subsequent filings, as applicable.
Medical Claims Payable, page 70
4.	Refer to your response to our comment 6. The scope of SOP 94-5 includes life and health insurance enterprises. Therefore we believe the disclosure requirements are applicable.
     The Company will provide the requested disclosure in its Annual Report on Form 10-K for the year ended September 30, 2006 and in subsequent filings, as applicable.

Mr. Jim B. Rosenberg
May 26, 2006

Note 16. Allowance for Doubtful Accounts, page 89
5.	Refer to your response to our comment 8. Please confirm that you will include a discussion of material changes to provision for bad debts in the Results of Operations section of MD&A beginning with your next periodic report. We note that the $6.9 million increase in your provision was approximately 10% of your earnings before sale of assets, minority interests and income taxes.
     The Company will provide the requested disclosure in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and in subsequent filings, as applicable.
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     Please advise us if we can provide further information or assistance to facilitate your review. Please direct any further comments or questions to me via telephone at (615) 742-7852 or facsimile at (615) 742-2718.

Respectfully submitted,
/s/ Leigh Walton

cc:	Ms. Sasha S. Parikh (SEC, Division of Corporation Finance)
Ms. Mary Mast (SEC, Division of Corporation Finance)
Mr. W. Carl Whitmer (IASIS Healthcare LLC)
Frank A. Coyle, Esq. (IASIS Healthcare LLC)
Mr. John M. Doyle (IASIS Healthcare LLC)
Mr. Brigham Freeze (IASIS Healthcare LLC)
Angela Humphreys, Esq. (Bass, Berry & Sims PLC)
Kevin A. Ball, Esq. (Bass, Berry & Sims PLC)